EXHIBIT 4.4

                                     WAIVER

      This Waiver dated as of March 3, 1998 ("Waiver"), is made by The Huff Alternative Income Fund, L.P., the sole holder of the Securities (as defined in the Indenture referred to below) ("Holder"), in favor of Texas Petrochemical Holdings, Inc., the issuer of such Securities ("Company").

                                  INTRODUCTION

      Reference is made to the Indenture dated as of July 1, 1996 (the "Indenture") among the Company, TPC Holding Corporation, and Fleet National Bank, as trustee. Capitalized terms used in this Waiver and not otherwise defined shall have the respective meanings given those terms in the Indenture. The Holder is the holder of the Senior Discount Notes due 2007 represented by certificate No. 1 (CUSIP No. 882649 AA 4) in the original principal amount of $57,650,103.55, which are the sole Securities issued under the Indenture as of the date hereof. The Company has requested that the Holder waive, and the Holder has agreed to waive, the requirements of Section 10.09(a)(ii) and (iii) of the Indenture to the extent such requirements would not be met by the Investment (as defined below).

      Therefore, on the terms and conditions of this Waiver:

      1. The Holder hereby (a) waives, for a single transaction, the requirements of Sections 10.09(a)(ii) and (iii) of the Indenture to the extent, if any, such requirements would not be met by the investment by a Restricted Subsidiary of Holdings of up to $1,000 for a 50% interest in a corporation organized to conduct certain business in Venezuela (the "Investment") and (b) provided that the Investment complies with the terms of the Indenture other than Sections 10.09(a)(ii) and (iii), consents to the Investment.

      2. This Waiver shall be effective as of the date hereof when delivered to the Trustee.

      3. This Waiver is limited solely to the purposes and to the extent provided herein and shall not be construed to be a waiver of, except as specifically provided in Section 1 of this Waiver, (a) any term, condition, or provision of the Indenture or (b) any Default or Event of Default that has or may have occurred or occurs after the date hereof. Except as specifically provided herein, the Indenture will continue in full force and effect.

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      4. The Company agrees to notify the Holder within three Business Days after the closing of the Investment.

      5. This Waiver (a) shall be binding on the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and their respective successors and assigns, (b) may be executed in multiple counterparts and may be delivered by telecopier transmission, (c) constitutes the entire agreement among the parties hereto with respect to the matters addressed herein, and (d) shall be governed by, and construed in accordance with, the laws of the State of New York.

      EXECUTED as of the date first above written.

                              THE HUFF ALTERNATIVE INCOME FUND, L.P.

                              By: WRH Partners, L.L.C., its general partner


                                  By: /s/ DONNA B. CHARLTON
                                      Donna B. Charlton
                                      President
Accepted by:
                              TEXAS PETROCHEMICAL HOLDINGS, INC.

                              By: /s/ STEPHEN R. WRIGHT
                                  Stephen R. Wright
                                  Vice President and General Counsel

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